SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Commission File Number 000-49723

NOTIFICATION OF LATE FILING

(Check One):   [  ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [X] Form 10-Q  [  ] Form 10-N-SAR

For Quarter Ended:   September 30, 2008

[  ]   Transition Report on Form 10-K                       [  ]    Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F                        [  ]   Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

For the Transition Period Ended:______________________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Money Centers of America, Inc.

Address of Principal Executive Office (Street and Number): 700 S. Henderson Road, Suite 325

City, State and Zip Code:  King of Prussia, PA 19406

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The third quarter of Money Centers of America, Inc. (the "Company") ended on September 30, 2008.  Accordingly, the Company’s Quarterly Report on Form 10-Q is required to be filed by November 14, 2008.

Certain information that the Company required for the completion of the Company's financial statements was not available in sufficient time to permit the Company's auditors to review the Company’s financial statements for the quarter ended September 30, 2008 in time for filing by November 14, 2008.

As a result of the foregoing, the Company was unable to complete its Quarterly Report on Form 10-Q on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.

PART IV
OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Jason P. Walsh                                                     (610)                          354-8888

(Name)                                                                (Area Code)         (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
[X] Yes                           [  ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ] Yes                           [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MONEY CENTERS OF AMERICA, INC.

(Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2008	By: /s/ Jason P. Walsh
Jason P. Walsh Chief Financial Officer